VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Mezey Howarth Racing Stables, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-149364)
Form RW WD

Ladies and Gentlemen:

On March 24, 2008, the Company requested on Form RW that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-149364) (the “Registration Statement”) to allow the Company to pursue the registration of the securities covered by the a new Registration Statement on a Form S-1 instead.  Accordingly, the Company hereby asks that its previous request made pursuant to Form RW be immediately withdrawn.

The Company appreciates the Commission’s assistance. If you have any questions, please contact Wade Mezey at (949) 429-4001.

Respectfully submitted,

MEZEY HOWARTH RACING STABLES, INC.

By:	/s/ Wade Mezey
Name:	Wade Mezey
Title:	Chief Executive Officer